   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 30, 2001
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                 SCHEDULE 14D-9

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------
                             SPECTRA-PHYSICS, INC.
                           (Name of Subject Company)

                             ---------------------

                             SPECTRA-PHYSICS, INC.
                      (Name of Person(s) Filing Statement)

                             ---------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                             ---------------------

                                  847568 10 2
                     (CUSIP Number of Class of Securities)

                             ---------------------

                              THOMAS F. RYAN, JR.
  DIRECTOR AND CHAIRMAN OF THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF
                             SPECTRA-PHYSICS, INC.
                           C/O JEFFREY D. SAPER, ESQ.
                            MICHAEL J. KENNEDY, ESQ.
                             ROBERT T. ISHII, ESQ.
           WILSON SONSINI GOODRICH & ROSATI, PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                              PALO ALTO, CA 94304
                                 (650) 493-9300
 (Name and Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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

ITEM 1.  SUBJECT COMPANY INFORMATION.

     The subject company to which this Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") relates is Spectra-Physics, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1335 Terra Bella Avenue, Mountain View, CA 94043, and the phone number at its principal executive offices is (650) 961-2550.

     The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share, of the Company (the "Shares" or the "Common Stock"). As of November 16, 2001, there were 16,977,762 Shares issued and outstanding and 3,648,857 Shares reserved for issuance pursuant to options outstanding on such date under the Company's option plans.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     This Schedule 14D-9 is being filed by the subject company, Spectra-Physics, Inc. The contact information for the Company is listed in Item 1 above.

     This Schedule 14D-9 relates to the tender offer by Spectra-Physics Acquisition, Inc. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Thermo Electron Corporation, a Delaware corporation ("Thermo Electron"), to purchase all of the outstanding Shares which are not currently owned by Thermo Electron or its subsidiaries (the "Publicly Held Shares"), at a purchase price of $17.50 per Share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated November 16, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). The Purchaser filed a Tender Offer Statement on Schedule TO (the "Schedule TO") with the Securities and Exchange Commission (the "Commission") on November 16, 2001, which includes the Offer to Purchase and the Letter of Transmittal as exhibits.

     The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn a sufficient number of Shares which, together with Shares owned by Thermo Electron, equal at least 90% of the outstanding Shares on the expiration date of the Offer (the "Minimum Condition"). Based on the Schedule TO, as of November 12, 2001, Thermo Electron and its subsidiaries owned in the aggregate 13,333,000 Shares, representing approximately 78.5% of the issued and outstanding Shares. Assuming that no outstanding Company stock options are exercised after November 12, 2001, 1,945,080 Publicly Held Shares must be tendered in order to satisfy the Minimum Condition.

     According to the Purchaser's Offer to Purchase, the Purchaser is making the Offer as part of a major reorganization of the operations of Thermo Electron and its subsidiaries announced by Thermo Electron on January 31, 2000. As part of this reorganization, Thermo Electron has acquired the public minority interests in each of its subsidiaries that had minority investors (with the exception of the Company), has spun off its separation technologies and fiber-based products business and its medical products business, and has divested a variety of non-core businesses. According to the Offer to Purchase, the purpose of the Offer is to acquire the minority public interest in the Company as the last step in Thermo Electron's overall corporate reorganization and to permit the stockholders of the Company to receive cash for their Shares. If the Offer is completed and the Purchaser, Thermo Electron and their respective affiliates own at least 90% of the outstanding Shares, Thermo Electron currently intends to effect a merger (the "Merger") of the Purchaser with the Company as soon as possible after February 22, 2002, in which case all Shares that are not purchased in the Offer would be exchanged for an amount in cash per share equal to the Offer Price. In such event, stockholders of the Company who have not tendered their Shares in the Offer would not be entitled to vote in the Merger. Following the Offer and the Merger, Thermo Electron plans to retain the Company as part of Thermo Electron's core Optical Technologies business.

     The Purchaser's principal executive offices, as set forth on its Schedule TO, are located at 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046, and its business phone is (781) 622-1000.

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

     All information contained in this Schedule 14D-9 or incorporated herein by reference concerning the Purchaser, Thermo Electron or their affiliates (other than the Company), or actions or events with respect to any of them, was provided for inclusion herein by the Purchaser or Thermo Electron or obtained from reports or statements filed by the Purchaser or Thermo Electron with the Commission, including, without limitation, the Schedule TO, and the Company takes no responsibility for such information.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Except as discussed herein (including in the Exhibits hereto) or incorporated herein by reference, to the Company's knowledge, as of the date hereof there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates, or (ii) Thermo Electron or the Purchaser or any of their respective executive officers, directors or affiliates.

  CERTAIN ARRANGEMENTS BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES

     Certain agreements, arrangements or understandings between the Company and its executive officers, directors or affiliates are described in the Company's Proxy Statement relating to the Annual Meeting of the Company's stockholders held on May 16, 2001 (the "2001 Proxy Statement"), under the following headings:
"Security Ownership of Certain Beneficial Owners and Directors and Officers," "Election of Directors," "Compensation Committee Report on Executive Compensation," "Compensation of Directors," "Summary Compensation of Named Executive Officers" and "Stock Options." The 2001 Proxy Statement is incorporated by reference as Exhibit (e)(1) and these sections are incorporated herein by reference. The information incorporated by reference is considered to be part of this Schedule 14D-9, except for any information that is superseded by information included directly in this Schedule 14D-9.

     The board of directors of the Company formed a special committee of independent directors consisting of Lawrence C. Karlson, Thomas F. Ryan, Jr. and Polyvios C. Vintiadis (the "Special Committee") to prepare, file and distribute the Company's Solicitation/Recommendation Statement on Schedule 14D-9. In addition to the fees they receive for serving as directors of the Company, Messrs. Karlson, Ryan and Vintiadis are entitled to receive from the Company a one-time fee of $10,000 for serving on the Special Committee. They will also receive an attendance fee of $1,000 for each in-person Special Committee meeting, $500 for each telephonic Special Committee meeting, and reimbursement for out-of-pocket expenses incurred in connection with their service on the Special Committee. These fees were approved by the Spectra-Physics board of directors at the time of the Special Committee's formation.

  CERTAIN COMPENSATION MATTERS; AGREEMENTS

     Patrick L. Edsell is party to an employment agreement with the Company dated January 1, 1998, filed as Exhibit (e)(2) to this Schedule 14D-9. Mr. Edsell's employment agreement provides for his full-time employment as the Company's President and Chief Executive Officer. The agreement had an initial term of one year and provides for continuing automatic one-year extensions until the agreement is terminated by either the Company or Mr. Edsell. If Mr. Edsell's employment is terminated by the Company without cause, the agreement requires the Company to pay to Mr. Edsell: (i) an amount equal to the monthly salary he would have received had he remained an employee for eighteen additional months,
(ii) a cash bonus award equal to one and a half times the cash bonus Mr. Edsell would have received had he remained an employee of the Company and the Company had performed at plan, and (iii) an out-placement benefit not to exceed $30,000; provided, however, that Mr. Edsell has the option of accepting the amounts due under (i) and (ii) in a lump sum payment.

  INDEMNIFICATION AGREEMENTS

     Thermo Electron has previously entered into separate indemnification agreements with the following directors of the Company: Marijn E. Dekkers, Denis
A. Helm, and Polyvios C. Vintiadis. The agreements provide for the indemnification and advancement of expenses to such person directly by Thermo Electron in

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

the event that such person, by reason of his or her status as a director or officer of one or more of Thermo Electron's majority owned subsidiaries, is made or is threatened to be made party to any threatened, pending or completed action, suit, arbitration, alternative dispute resolution proceeding, investigation, administrative hearing or other proceeding, whether civil, criminal, administrative or investigative, if such officer or director acted in good faith and in a manner believed to be in or not opposed to the best interests of Thermo Electron and, in the case of a criminal action or proceeding, had no reason to believe his or her conduct was unlawful. A form of such indemnification agreement is set forth as Exhibit (e)(3) hereto.

  INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER

     Certain directors and the executive officers of the Company have actual or potential conflicts of interest in connection with the Offer, as summarized herein.

     Officers and directors of the Company who own Shares and tender such Shares will receive the Offer Price on the same terms as set forth in the Offer to Purchase. As of November 16, 2001, the members of the board of directors and executive officers of the Company owned, in the aggregate, 52,504 Shares. (See
Schedule I to this Schedule 14D-9 for information regarding the stock ownership of the officers and directors of the Company.) Assuming all the members of the board of directors and all executive officers tender their Shares, they would receive an aggregate of $918,820 in exchange for their Shares.

     In addition, as of November 16, 2001, the directors and officers of the Company held options to acquire an aggregate of 1,145,697 Shares. Such Shares are exercisable pursuant to options issued under the Company's 1997 Stock Option Plan and 2000 Stock Incentive Plan and have exercise prices ranging from $8.00 to $70.13 per Share. If the Offer is consummated, at the effective time of the Merger, Thermo Electron will assume the options to acquire Shares (the "Options") and will convert such Options into options to acquire Thermo Electron common stock on the same terms. The exercise price for each assumed Option will be calculated by dividing the exercise price of the Option before the Merger by a fraction, the numerator of which is the price per Share payable in the Merger and the denominator of which is the closing price of Thermo Electron Common Stock on the day preceding the effective date of the Merger, with the final quotient rounded up to the nearest whole cent. At the effective time of the Merger, all Options that are exercisable will become exercisable options to purchase Thermo Electron Common Stock. Any Options that are not exercisable at the time of the Merger will become immediately exercisable to purchase Thermo Electron Common Stock ("Accelerated Options") if these Options are "in the money," that is, if the exercise price of the Option as converted is less than the market value of the underlying stock. However, if the holder exercises the Accelerated Options before the date or dates on which those options would have vested, the shares that he or she receives will not be saleable until the date or dates in the future when those options would have vested. Any Options that are not exercisable at the time of the Merger and that are "out of the money" on the date of the Merger will not become immediately exercisable to purchase Thermo Electron Common Stock. The options to acquire Thermo Electron common stock will retain the same vesting terms as the original Options.

     Certain directors of the Company are or have been directors or officers of Thermo Electron. Marijn E. Dekkers, a director of the Company, is also President, Chief Operating Officer and a director of Thermo Electron. Denis A. Helm, a director of the Company, is President of the Compliance Instruments business unit of the Measurement and Control Sector of Thermo Electron. Until July 2000, Earl R. Lewis, a director of the Company, was an officer of Thermo Electron and Thermo Instrument Systems, Inc., a majority-owned public subsidiary of Thermo Electron until June 2000 when it was merged into Thermo Electron ("Thermo Instrument"). Consequently, certain of these directors and officers receive or have received compensation not only from the Company but also from Thermo Electron and its affiliates.

     Certain directors and executive officers of the Company hold equity interests in Thermo Electron. Each of the directors and executive officers of the Company also owns common stock of, or holds options to purchase the common stock of, the Company. These positions and equity interests present these directors and executive officers with actual or potential conflicts of interest in connection with the Offer and the Merger to the Public Stockholders (as defined below). See Schedule I hereto for a listing of the shares and vested options to purchase shares held by the directors and executive officers of the Company.

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

     According to the Offer to Purchase, Thermo Electron anticipates that following consummation of the Offer and Merger, the board of directors of the Company will be comprised solely of members of the Company's and Thermo Electron's management. All such appointments will be at Thermo Electron's discretion.

     The Special Committee was aware of these actual and potential conflicts of interest and considered them along with the other matters described below in
Item 4: "The Solicitation or Recommendation -- Factors Considered by the Special Committee."

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

  SOLICITATION OR RECOMMENDATION

     As a result of the conflict of interest due to current or past affiliations between the members of the Company's board of directors (other than the members of the Special Committee) and Thermo Electron, the board of directors of the Company delegated to the Special Committee the authority to consider and make a recommendation regarding the Offer to the holders of Shares other than Thermo Electron, the Purchaser and their affiliates (the "Public Stockholders").

     The Special Committee is not making a recommendation, is expressing no opinion and is remaining neutral with respect to the Offer. The Special Committee has made no determination whether the Offer is fair to and in the best interests of the Public Stockholders, and is making no recommendation regarding whether Public Stockholders should accept the Offer and tender their Shares. Consequently, the Special Committee urges each Public Stockholder to make its own decision regarding the Offer based on all of the available information, including the factors considered by the Special Committee and described below.

  BACKGROUND OF THE OFFER

     On January 7, 1999, Thermo Instrument, then a majority-owned subsidiary of Thermo Electron, announced that it would commence a tender offer for all of the outstanding shares of Spectra-Physics AB ("SPAB"), then a publicly traded company with its shares listed on the Stockholm Stock Exchange, and the parent company of the Company. On February 22, 1999, Thermo Instrument announced that all of the conditions of its offer had been satisfied and that the offer was then unconditional in all respects. As of February 22, 1999, Thermo Instrument purchased approximately 17.3 million, or approximately 98 percent, of all outstanding SPAB shares, at a price of 160 Swedish krona per share (approximately $20 per share). By virtue of Thermo Instrument's acquisition of SPAB, Thermo Electron thereby became the ultimate beneficial owner of approximately 80% of the Company. Section 203 of the Delaware General Corporation Law prohibits business combination transactions involving a Delaware corporation (such as the Company) and an "interested stockholder" (defined generally as any person that directly or indirectly beneficially owns 15% or more of the outstanding voting stock of the subject corporation) for three years following the time such person became an interested stockholder, unless special requirements are met or certain exceptions apply. At the time of Thermo Instrument's initial acquisition of SPAB shares, the Company notified Thermo Instrument that it believed that Thermo Instrument and Thermo Electron were "interested stockholders" as defined in Section 203 with respect to the Company, and that Thermo Electron and its subsidiaries were subject to the restrictions of Section 203. Accordingly, Thermo Electron and its subsidiaries are prohibited from consummating the proposed Merger until at least February 23, 2002, without the approval of the holders of at least two-thirds of the Shares of the Company not held by Thermo Electron.

     On January 31, 2000, Thermo Electron announced that its board of directors had authorized its management to proceed with a major reorganization of the operations of Thermo Electron and its subsidiaries. As part of this reorganization, Thermo Electron has acquired the public minority interest in all of its subsidiaries that had minority investors, except for the Company, has spun off its separation technologies and fiber-based products business and its medical products business, and has divested a variety of non-core businesses.

     In connection with the reorganization, in March 2000, Thermo Instrument acquired the remaining outstanding shares of SPAB under the compulsory acquisition rules applicable to Swedish companies. At the time of such acquisition of the remaining shares of SPAB by Thermo Instrument, SPAB owned approximately 80% of the outstanding shares of the Company. In June 2000, Thermo Instrument was merged directly into Thermo Electron.

     As stated in the Offer to Purchase, the purpose of the Offer and the Merger is to acquire the minority public interest in the Company as the last step in Thermo Electron's overall corporate reorganization and to permit the stockholders of the Company to receive cash for their Shares without the risks of ongoing stock ownership in the Company. Following the Offer and the Merger, Thermo Electron plans to retain the Company as part of Thermo Electron's core Optical Technologies business.

     On August 21, 2001, Thermo Electron issued a press release announcing that Thermo Electron would purchase the Publicly Held Shares of the Company as the last step in its corporate reorganization, making the Company a wholly-owned subsidiary of Thermo Electron. Thermo Electron announced that it would make a tender offer for all of the outstanding Publicly Held Shares at $20.00 per Share in cash.

     On August 24, 2001, the board of directors of the Company formed the Special Committee, consisting of Lawrence Karlson, Thomas Ryan and Polyvios Vintiadis, the directors of the Company who are not otherwise affiliated with Thermo Electron or any of its subsidiaries, other than the Company, to prepare the Company's Solicitation/Recommendation Statement on Schedule 14D-9 to stockholders regarding the Offer. The Company's board of directors also authorized the Special Committee to retain its own counsel and financial advisor. Later in the day, the Special Committee convened a telephonic meeting during which the members selected Mr. Ryan as the Chairman of the Special Committee. On August 27, 2001, the Special Committee met telephonically to discuss a list of possible candidates to serve as legal counsel to the Special Committee as well as candidates to serve as financial advisor, and undertook to interview those candidates.

     On September 5, 2001, the Special Committee met in person to discuss the results of its preliminary inquiries with the law firms and financial advisors and the qualifications of each.

     On September 14, 2001, the Special Committee met telephonically. The Special Committee decided to engage Wilson Sonsini Goodrich & Rosati, P.C. ("WSGR") as its legal counsel and discussed candidates to serve as the Special Committee's financial advisor. On September 17 and 19, 2001, the Special Committee met telephonically. The Special Committee and WSGR discussed potential financial advisors and a timetable and process for selecting a financial advisor.

     On September 21, 2001, the Special Committee met telephonically. Representatives from WSGR advised the Special Committee of the anticipated process and timetable for a transaction such as the one that Thermo Electron had previously announced. The Special Committee and representatives of WSGR also spoke at length about the Special Committee's responsibilities. Finally, the Special Committee evaluated candidates to act as the financial advisor to the Special Committee. The Special Committee reviewed the provisions of competing engagement terms put forward by seven financial advisors.

     On September 25, 2001, the Special Committee met telephonically with representatives of WSGR. The Special Committee reviewed the proposed engagement terms received from certain candidates to serve as its financial advisor. Representatives of WSGR reviewed with the Special Committee its responsibilities with respect to the selection of its financial advisor. During this meeting, the Special Committee authorized WSGR to negotiate the terms of a possible engagement of Salomon Smith Barney Inc. ("Salomon Smith Barney"), subject to the final approval of the Special Committee.

     On September 26, 2001, Thermo Electron announced that it was reevaluating its previously announced $20.00 per Share offer in order to analyze the impact on the Company of the worsening economic conditions associated with the terrorist attacks on September 11, 2001. It also indicated that it expected to complete its reevaluation process by the middle of November.

     On October 15, 2001, the Special Committee met telephonically with representatives of WSGR to discuss the selection of an investment bank to act as its financial advisor, and to discuss Thermo Electron's

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September 26, 2001 announcement that it was reevaluating its offer. The Special
Committee and its counsel discussed possible courses of action that Thermo Electron and the Special Committee might pursue. The Special Committee reviewed the provisions of a proposed engagement letter put forward by Salomon Smith Barney. Upon review of the status of the transaction, the terms of the Salomon Smith Barney proposed engagement letter, the history of negotiations with each potential financial advisor, and negotiations with Salomon Smith Barney, the Special Committee authorized its legal counsel to finalize an engagement letter with Salomon Smith Barney consistent with the terms discussed at the meeting and consistent with the guidance provided by the Special Committee.

     On October 30, 2001, the Special Committee met telephonically. The Special Committee discussed the status of the proposed transaction and its selection of Salomon Smith Barney as its financial advisor. The Special Committee was also informed that an affiliate of Salomon Smith Barney had performed past services for Thermo Electron. The Special Committee considered this information and concluded that the services were immaterial and would not present a conflict of interest. The Special Committee authorized Mr. Ryan to execute an engagement letter with Salomon Smith Barney in the form presented to the Special Committee. The Special Committee chose to retain Salomon Smith Barney based upon its reputation within the financial community and its experience, expertise and familiarity with the companies in the laser and telecommunications industries. Representatives of Salomon Smith Barney then joined the Special Committee meeting. Representatives from WSGR and Salomon Smith Barney then reviewed the nature of going-private transactions, summarized the rules governing an offer such as the one anticipated from Thermo Electron and discussed timing and due diligence issues.

     According to the Offer to Purchase, on November 6, 2001, Thermo Electron's board of directors met and determined that Thermo Electron would offer $17.50 per Share in cash for all of the Publicly Held Shares. Also on November 6, 2001, Thermo Electron issued a press release to announce that, upon analyzing the impact on the Company of the worsening economic conditions following the September 11 terrorist attacks, it expected to initiate a cash tender offer for all of the Shares held by minority stockholders by November 16, 2001 at a revised cash price of $17.50 per Share.

     On November 7, 2001, Salomon Smith Barney met with the Company's management regarding the Company's business, products, financial condition, prospects, historical and projected financial performance, assumptions underlying the financial projections, product lines by market and competitive positions and strategies, among other things. This meeting included all executive officers of the Company.

     On November 14, 2001, the Special Committee met telephonically with its legal and financial advisors to discuss the Offer. Representatives from WSGR again reviewed the Special Committee's responsibilities in connection with its review and consideration of the Offer and reconfirmed that no member of the Special Committee had a relationship, business or otherwise, with Thermo Electron that would present a conflict of interest. WSGR representatives also discussed with the Special Committee its responsibilities under Rule 14e-2 as promulgated under the Securities Exchange Act of 1934, as amended, and explained that the Special Committee could recommend the Offer, reject the Offer, remain neutral or be unable to take a position with respect to the Offer. Salomon Smith Barney representatives then reviewed for the Special Committee the status of its diligence on the Company and the results of its meetings with the Company's senior management team. Salomon Smith Barney discussed its processes, how it would prepare its financial analysis of the Offer and the timing of its procedures relating to the Offer. The Special Committee members asked questions of its advisors and engaged in a discussion regarding the potential offer and possible responses and tactics.

     On November 16, 2001, the Purchaser commenced the Offer at a cash price of $17.50 per Share.

     In response to the commencement of the Offer, on November 16, 2001 the Special Committee issued a press release advising the Company's stockholders:
(A) that it would examine and consider the Offer; (B) that on or before November 30, 2001, the Special Committee would advise stockholders of whether it recommends acceptance or rejection of the Offer, expresses no opinion and remains neutral toward the Offer,

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or is unable to take a position with respect to the Offer and (C) to defer making any determination with respect to the Offer until the Special Committee had made its recommendation.

     On November 21, 2001, the Special Committee met telephonically with its legal and financial advisors and, for portions of the meeting, with certain members of management. After the Company's management discussed the status of the Company and its prospects, Salomon Smith Barney reviewed with the Special Committee its preliminary financial analysis. Representatives of WSGR then reviewed the status, terms and timing of the Offer, and outlined the possible courses of action that the Special Committee could take.

     On November 23, 2001, the Special Committee met telephonically with its legal and financial advisors. Salomon Smith Barney reviewed some of the assumptions underlying its preliminary financial analysis. The Special Committee deliberated about its response to the Offer and then directed representatives from Salomon Smith Barney to discuss with Thermo Electron's representatives an increase in the Offer Price, and to explore the possibility of a mix of stock and cash Offer consideration in connection with an increase in the Offer Price. On November 23, 2001, Salomon Smith Barney contacted Thermo Electron's financial advisor, J.P. Morgan Securities Inc. ("JPMorgan"), and requested a meeting to discuss the Offer, and forwarded to JPMorgan the projections prepared by management, referred to herein as Case I in the section entitled "Summary Financial Projections."

     On November 26, 2001, the Special Committee met telephonically with its legal and financial advisors. Representatives of Salomon Smith Barney indicated that they had been in contact with JPMorgan and expected to discuss the Offer Price on November 27, 2001. On the same day, Mr. Kennedy of WSGR spoke with Seth Hoogasian, General Counsel of Thermo Electron. Mr. Kennedy asked Mr. Hoogasian whether Thermo Electron would consider the sale of its interest in the Company or the sale of the Company in its entirety to a third party. Mr. Hoogasian told Mr. Kennedy that Thermo Electron would not sell its Shares or consent to a sale of the Company to a third party.

     On November 27, 2001, representatives of Salomon Smith Barney and JPMorgan met in New York to discuss the Offer Price. Salomon Smith Barney reviewed with JPMorgan management's projections. Salomon Smith Barney told JPMorgan that management projections and other criteria demonstrated that Thermo Electron should increase the Offer Price. JPMorgan replied that it and Thermo Electron had carefully reviewed the Company's current and future prospects in making its $17.50 per Share Offer Price, that in Thermo Electron's view, no increase in the Offer Price was warranted and that Thermo Electron believed the Offer Price was fair. Nevertheless, JPMorgan undertook to convey the content of the meeting to Thermo Electron. The financial advisors also discussed a mix of stock and cash Offer consideration in connection with an increase in the Offer Price. JPMorgan undertook to review this option with Thermo Electron and to respond to Salomon Smith Barney expeditiously.

     On November 28, 2001, JPMorgan informed Salomon Smith Barney that Thermo Electron was not willing to increase the Offer Price and had no desire to consider a mix of stock and cash Offer consideration.

     On November 28, 2001, the Special Committee met in New York with its financial and legal advisors. Representatives of WSGR reviewed with the Special Committee the process to date and its responsibilities with respect to the Offer. Senior management of the Company reviewed with the Special Committee management projections described as Case I below, together with the assumptions associated therewith, and possible variations of those projections. In particular, management compared the Case I projections with the Case II projections described below. Thereafter, Salomon Smith Barney joined the meeting (from which management was then excused) and explained in detail the basis for its financial analysis. Salomon Smith Barney, WSGR and the Special Committee then discussed the process of the Offer to date and potential responses. Salomon Smith Barney stated that, if requested, it would opine that in its view, from a financial point of view, the Offer Price was fair to the Public Stockholders. Salomon Smith Barney was then excused from the meeting.

     Thereafter, the Special Committee and its legal advisors discussed its potential response to the Offer. The Special Committee unanimously decided that, in light of the considerations stated below, it would not recommend the Offer but instead remain neutral, and let stockholders make their own decision regarding the

Offer. The Special Committee also instructed Mr. Kennedy of WSGR to inform Thermo Electron of this position and to inform Thermo Electron that the Special Committee might be receptive to recommending the Offer if Thermo Electron increased the Offer Price. On November 29, 2001, Mr. Kennedy conveyed this position to Mr. Seth Hoogasian, General Counsel of Thermo Electron. Mr. Hoogasian stated, as had JPMorgan on November 27, that Thermo Electron considered the Offer Price fair, and was not willing to negotiate an increase in the Offer Price.

     Pursuant to the authority granted to it by the Company's board of directors, the Special Committee undertook to independently determine, with the advice of its legal counsel and financial advisor, whether to recommend for, recommend against or remain neutral and express no opinion with respect to the Offer based primarily on the information furnished to the Special Committee by the Company's management and Thermo Electron. The Special Committee also reviewed the information concerning the Offer set forth in the Offer to Purchase. After receiving advice from its legal counsel and financial advisor concerning the Offer, the Special Committee inquired as to whether the Purchaser would consider increasing the Offer Price, but was informed that Thermo Electron believed that the terms of the Offer were fair to the Public Stockholders from a financial point of view and would not engage in any negotiations concerning the Offer Price. The Special Committee, through its legal counsel, also discussed with representatives of Thermo Electron the anticipated timing of the Offer and other administrative matters relating to the Offer. Except as described above, the Special Committee did not participate in any communications or negotiations concerning the terms and conditions of the Offer, including the Offer Price, with the Purchaser or Thermo Electron.

  FACTORS CONSIDERED BY THE SPECIAL COMMITTEE

     The Special Committee, prior to expressing its position with respect to the Offer, received advice from, opinions of, views or presentations from, and discussed the Offer with WSGR, Salomon Smith Barney and the Company's management. In not making a recommendation, expressing no opinion and remaining neutral with respect to the Offer, the Special Committee considered a number of factors, including the following:

     - Company Operating and Financial Condition. The Special Committee took into account the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the general economy and in the industries in which the Company's businesses operate. The Special Committee also evaluated the impact on the Company of the economic conditions associated with the terrorist attacks on September 11, 2001.

     - Company Financial Projections. The Special Committee reviewed the projections described below in the section entitled, "Summary of the Financial Analysis and Opinion of the Special Committee's Financial Advisor," and engaged in discussions with management and Salomon Smith Barney regarding the basis for these projections and the risks associated with achieving them.

     - Financial Analysis by Salomon Smith Barney. The Special Committee considered a financial analysis of the Offer Price performed by Salomon Smith Barney using various methodologies, including an historical stock price analysis, a selected public companies analysis, a premiums analysis and discounted cash flow analyses. The financial analysis of Salomon Smith Barney is described in more detail below in the section entitled "Summary of the Financial Analysis and Opinion of the Special Committee's Financial Advisor."

     - Fairness Opinion of Salomon Smith Barney. The Special Committee considered the opinion of Salomon Smith Barney orally conveyed on November 28, 2001, and confirmed in writing on November 30, 2001, to the effect that, as of the date of the opinion and based on and subject to the matters stated therein, the Offer Price was fair, from a financial point of view, to the Public Stockholders. The opinion of Salomon Smith Barney is described below in the section entitled "Summary of the Financial Analysis and Opinion of the Special Committee's Financial Advisor" and is included in its entirety on Schedule II hereto.

     - Relationship of Offer Price to Certain Historical Market Prices. The Special Committee considered the relationship of the Offer Price to certain historical market prices of the Shares. The Offer Price of $17.50 per Share represents a premium of approximately 27.8% over the closing price per Share on August 20, 2001, the day before the public announcement of Thermo Electron's intent to commence the Offer at $20.00 per Share, a discount of 10.3% to the closing price per Share on July 20, 2001, one month prior to Thermo Electron's announcement, a 62.2% discount to the high trading price of the Shares for the one-year period ended August 20, 2001, and a 42.7% discount to the average closing price per Share for the one-year period ended August 20, 2001.

     - Timing of the Offer and Change in Price. The Special Committee took into account the timing of the Offer. In particular, the Special Committee took into account that the announcement of Thermo Electron's intent to commence the Offer at $20.00 per Share was made at a time that the Company's stock was trading at its fifty-two week low, and that thereafter (post-September 11, 2001), Thermo Electron decreased its proposed Offer Price from $20.00 to $17.50 per Share.

     - Likely Effect on Market Prices of the Shares if the Offer is
       Withdrawn. The Special Committee considered the possible trading prices of the Shares in the event that the Offer were to be withdrawn or rejected. The Special Committee concluded that the trading value of the Shares might decline as a result of the withdrawal or rejection of the Offer in combination with the Company's financial outlook.

     - Liquidity and Trading Volume. The Special Committee considered the fact that historically the trading volume of the Publicly Held Shares has been low and that tendering Shares in the Offer would result in immediate liquidity for the Public Stockholders. The Special Committee believes that the Shares are relatively illiquid and that this lack of liquidity has had an adverse effect on the trading price of the Publicly Held Shares. In this regard, the Special Committee noted the limited trading volume of the Publicly Held Shares and the limited public float of such shares resulting from the majority ownership of the Company by Thermo Electron and its subsidiaries.

     - Participation in Future Growth. The Special Committee also considered the fact that the Public Stockholders who tender their Shares in the Offer will be precluded from having the opportunity to participate in the future growth prospects of the Company. However, the Special Committee noted that the Public Stockholders who tender their Shares in the Offer will not be exposed to the possibility of future declines in the price at which the Shares trade.

     - Inability to Negotiate Offer Price and "Shop" the Company. The Special Committee considered the fact that the Purchaser and Thermo Electron are not willing to negotiate the Offer Price, and did not authorize the Special Committee to explore other strategic alternatives that might enhance or maximize shareholder value for the Public Stockholders. The Special Committee noted that receiving actual offers from unaffiliated third parties might have been another means by which to determine the value of the Shares, but that no such offers had been received during the period since August 21, 2001 when Thermo Electron first announced its intention to initiate a tender offer for the Shares.

     - Strategic Alternatives. The Special Committee considered the fact that Thermo Electron and its affiliates currently own approximately 78.5% of the outstanding common stock of the Company. The Special Committee recognized that any alternative transaction was impossible without the consent of Thermo Electron and its affiliates, and that Thermo Electron and its affiliates had stated that they considered the Company to be part of its core Optical Technologies business and accordingly would not, at this time, consider any alternative transaction involving any sale of the Company to a third party. Accordingly, the Special Committee concluded that an acquisition of the Company by a third party was not a feasible alternative. The Special Committee noted that Thermo Electron stated in its Offer to Purchase that during 2000, Thermo Electron solicited, but did not receive any, offers for the Company from third parties. The Special Committee also considered, that since that time to its knowledge, no third party other than Thermo Electron and Purchaser has made any proposal to purchase most or all of the Shares as a single block, including the period since August 21, 2001 when Thermo Electron first announced its intention to initiate a tender offer for the Shares.

     - Possible Short Form Merger. The Special Committee took into account that, based upon Thermo Electron's present 78.5% ownership of the Company, any merger proposed by the Purchaser or its affiliates to acquire the remaining equity of the Company would require the approval of the Company board of directors and would require the Purchaser to demonstrate the "entire fairness" of the transaction, unless certain procedural safeguards were utilized that would allow that evidentiary burden to be shifted. In contrast, a tender offer not involving the participation of the Company board of directors would not be subject to the entire fairness standard. If the Purchaser and its affiliates own in excess of 90% of each class of stock of the Company, the Purchaser will be able to acquire the remaining equity of the Company pursuant to a "short-form" merger under Section 253 of the Delaware General Corporation Law, without approval of the board of directors of the Company and without a vote of its stockholders.

     - Alternative Squeeze-Out Structures. The Special Committee considered the fact that the Purchaser and Thermo Electron could also have pursued, and could pursue if the Offer is not successful, a "long-form" merger pursuant to which they could cause the Company to call a special meeting of stockholders for the purpose of seeking the approval of a merger of the Company and the Purchaser, at which meeting Thermo Electron and its affiliates would have sufficient votes to obtain such approval. If the Offer is not successful, the Purchaser also may make open market or privately negotiated purchases of Shares to the extent necessary in order for Thermo Electron and its subsidiaries collectively to own at least 90% of the total outstanding Shares and therefore effect a "short-form" merger. In each of the possible scenarios, the Special Committee noted, Thermo Electron would control the timing of such transaction and would also determine the price to be paid, which could be lower than the Offer Price.

     - Timing of Completion. The Special Committee considered the anticipated timing of consummation of the Offer, which should allow stockholders to receive the Offer Price promptly, followed by the Merger in which remaining stockholders are expected to receive the same consideration as received by stockholders who tender their Shares in the Offer. The Special Committee considered that those stockholders receiving their consideration in the Merger would not receive any consideration until after February 22, 2002.

     - Appraisal Rights. The Special Committee considered the fact that Public Stockholders who do not tender their Shares pursuant to the Offer will have the right to dissent from the Merger and to demand appraisal of the fair value of their Shares under the Delaware General Corporation Law, as discussed in the Offer to Purchase in the section entitled "The Merger; Appraisal Rights."

     - Possible Conflicts of Interest. The Special Committee also took into account the possible conflicts of interest of certain directors and members of management of both the Company and the Purchaser and their affiliates discussed above in the section entitled "Interests of Certain Persons in the Offer and the Merger."

     - Form of the Consideration; Taxable Transaction. The Special Committee considered the form of consideration to be paid to the Public Stockholders in the Offer. The Special Committee was aware that the consideration received by the Public Stockholders in the Offer would be taxable to Public Stockholders for federal income tax purposes as discussed in the Offer to Purchase in the section entitled "Material Federal Income Tax Consequences."

     The members of the Special Committee evaluated the Offer in light of their knowledge of the business, financial condition and prospects of the Company and the advice of its legal and financial advisors.

     In view of the variety of factors considered in connection with their evaluation of the Offer, the Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the factors set forth above. Rather, the Special Committee reached its determination based on the totality of the circumstances and the advice provided to it by its legal and financial advisors.

     The foregoing discussion of the information and factors considered by the Special Committee is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee. The Company's executive officers have not been asked to make a recommendation as to the Offer and have not decided whether to tender their Shares into the Offer. However, Mr. Richard
K. Taylor, who holds approximately 1,100,000 Shares, representing approximately 6.5% of the outstanding Shares, has informed the Company that he does not currently intend to tender his Shares in the Offer.

     In analyzing the Offer, the Special Committee was assisted and advised by representatives of Salomon Smith Barney and WSGR, who reviewed various financial, legal and other considerations.

  SUMMARY FINANCIAL PROJECTIONS

     In connection with analyzing the Offer, the Special Committee reviewed non-public financial projections referred to herein as Case I and Case II. The material portions of these projections are set forth below. The following projections do not give effect to the Offer and the Merger.

     The Company does not as a matter of course publicly disclose projections as to future revenues or earnings. The projections provided to the Special Committee were not prepared with a view to public disclosure. These projections were based on a variety of assumptions, including the Company's ability to achieve strategic goals, objectives and targets over applicable periods. These assumptions involve judgments with respect to future economic, competitive and regulatory conditions, financial market conditions and future business decisions, all of which are difficult or impossible to predict and many of which are beyond the Company's control or, after the Merger, Thermo Electron's control. The projections provided to the Special Committee and set forth below were not prepared with a view to compliance with the published guidelines of the Securities and Exchange Commission regarding projections, and were not prepared in accordance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections. In addition, the projections provided to the Special Committee and set forth below were not reviewed by an independent public accounting firm. The Special Committee did not rely solely on the projections, but considered the projections as part of its analysis, including consideration of a variety of factors referenced above. Stockholders are urged not to place undue reliance on the projections but to consider all relevant factors in their decision.

     The projections provided to the Special Committee and set forth below constitute forward-looking statements which reflect numerous assumptions. In addition, factors such as industry performance, market acceptance of new products, changes in customer preferences, general business, economic, regulatory, market and financial conditions, all of which are difficult or impossible to predict, may cause the projections provided to the Special Committee and set forth below or the underlying assumptions to such projections to be inaccurate. Accordingly, there can be no assurance that these projections will be realized, and actual results may be materially greater or less than those contained in these projections.

     Neither Salomon Smith Barney, unless directed to do so by the Special Committee, nor the Company intends to update or otherwise revise the following projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the following projections are shown to be in error.

  CASE I

     The Company's management projects that the revenues; earnings before interest, taxes, depreciation and amortization ("EBITDA"); and operating income for its fiscal years ended December 31, 2001 - 2005, will be as follows:

                                                                     FISCAL YEARS
                                                        --------------------------------------
                                                         2001    2002    2003    2004    2005
                                                        ------   -----   -----   -----   -----
                                                                    (IN MILLIONS)
Revenues..............................................  $214.8   254.1   345.4   503.7   744.1
EBITDA................................................  $ 10.8    33.0    61.9   111.9   193.7
Operating Income......................................  $ (1.3)   20.3    45.6    90.3   164.9

  CASE II

     Case II projections for revenues, EBITDA and operating income for the fiscal years ended December 31, 2001 - 2005 are as follows:

                                                                     FISCAL YEARS
                                                        --------------------------------------
                                                         2001    2002    2003    2004    2005
                                                        ------   -----   -----   -----   -----
                                                                    (IN MILLIONS)
Revenues..............................................  $214.8   244.4   269.3   305.3   349.8
EBITDA................................................  $ 10.8    27.8    36.1    41.0    45.9
Operating Income......................................  $ (1.3)   15.4    22.6    27.7    32.4

     In conducting its valuation analyses of the Company, Salomon Smith Barney referred to two separate and distinct sets of financial projections for the Company, referred to herein as Case I and Case II. Case I was prepared by the management of the Company and represents the Company's projected budget for the years 2002 through 2005. In deriving Case II, Salomon Smith Barney focused primarily on revenue growth and earnings before interest and taxes ("EBIT") margins. Using 2002 as the base year with projections based on information from management for that year, Salomon Smith Barney made certain assumptions about revenue growth and margins for 2003 through 2005. For annual revenue growth in the base business, Case II assumes that the Company's revenue for each year from 2003 through 2005 will grow at rates comparable to the growth rates expected to be achieved by comparable companies in 2003, as estimated by equity research analysts covering such companies. Case II assumes that the Company will be able to achieve EBIT margins in the base business in line with the projections based on information provided by management for 2002, with such margins remaining constant in the years 2003 through 2005. It was also considered that such margins were in line with those expected to be achieved by comparable companies in 2002, as estimated by equity research analysts covering such companies. For revenue growth in the telecom business, Case II assumes that the Company's revenues for the years 2003 through 2005 will grow in line with capital expenditures for the telecom service providers industry as forecasted by equity research analysts. Case II assumes that, in the telecom business, the Company will be able to achieve the same EBIT margins as in Case I.

  SUMMARY OF FINANCIAL ANALYSIS AND OPINION OF THE SPECIAL COMMITTEE'S FINANCIAL ADVISOR

     The Special Committee retained Salomon Smith Barney as its exclusive financial advisor to evaluate the Offer Price proposed to be paid by Thermo Electron in connection with the Offer. On November 21 and November 28, 2001, at a meeting of the Special Committee held to evaluate the proposed Offer, Salomon Smith Barney reviewed its financial analyses relating to the Offer Price with the Special Committee.

     On November 28, 2001, the Special Committee requested an opinion from Salomon Smith Barney as to the fairness, from a financial point of view, of the Offer Price to Public Stockholders. On that same day, Salomon Smith Barney delivered to the Special Committee an oral opinion, confirmed by delivery of a written opinion dated November 30, 2001, to the effect that, as of that date and based on and subject to the matters described in its written opinion, the Offer Price was fair, from a financial point of view, to the Public Stockholders.

     THE FULL TEXT OF SALOMON SMITH BARNEY'S WRITTEN OPINION DATED NOVEMBER 30, 2001, WHICH DESCRIBES THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED TO THIS SCHEDULE 14D-9 AS SCHEDULE II AND IS INCORPORATED INTO THIS SCHEDULE 14D-9 BY REFERENCE. SALOMON SMITH BARNEY'S OPINION WAS PROVIDED FOR THE INFORMATION OF THE SPECIAL COMMITTEE IN ITS EVALUATION OF THE OFFER PRICE FROM A FINANCIAL POINT OF VIEW. SALOMON SMITH BARNEY'S OPINION DOES NOT ADDRESS ANY OTHER ASPECT OF THE OFFER OR ANY RELATED TRANSACTION AND WAS NOT INTENDED TO BE AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY PUBLIC STOCKHOLDERS AS TO WHETHER TO TENDER SHARES IN THE OFFER OR AS TO ANY OTHER MATTERS RELATING TO THE OFFER.

     In arriving at its opinion, Salomon Smith Barney held discussions with certain senior officers, directors, stockholders and other representatives of the Company and certain advisors of Thermo Electron; examined certain publicly available business and financial information relating to the Company, as well as certain financial forecasts and other information and data concerning the Company that was provided to or otherwise discussed with Salomon Smith Barney by the management of the Company; reviewed the financial terms of the Offer in relation to, among other things, current and historical market prices and trading volumes of the Shares and the historical and projected financial performance of the Company; analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Salomon Smith Barney considered relevant in evaluating those of the Company; and considered the financial terms of other going private transactions recently effected that Salomon Smith Barney considered relevant in evaluating the Offer. In addition to the foregoing, Salomon Smith Barney conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Salomon Smith Barney deemed appropriate in arriving at its opinion.

     In performing its analyses, Salomon Smith Barney assumed and relied, without independent verification, on the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with it. With respect to financial forecasts and other information and data provided to or otherwise reviewed by Salomon Smith Barney, the Company's management advised Salomon Smith Barney that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. Salomon Smith Barney did not make, and was not provided with, an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of the Company, and did not make any physical inspection of the Company's properties or assets.

     In connection with its engagement, Salomon Smith Barney was not requested to, and did not, solicit third party indications of interest in the possible acquisition of all or a part of the Company nor did Salomon Smith Barney participate in structuring the Offer. Salomon Smith Barney expressed no view as to, and its opinion and analyses do not address, the relative merits of the Offer as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Salomon Smith Barney's opinion and analyses were necessarily based on information available to it, and financial, stock market and other conditions and circumstances existing and disclosed to Salomon Smith Barney, as of the date of such opinion and analyses.

     In evaluating the Offer Price, Salomon Smith Barney performed a variety of financial and comparative analyses, including those described below. The summary of these analyses is not a complete description of the analyses performed by Salomon Smith Barney. The preparation of a fairness opinion and financial analyses are complex analytical processes involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion and financial analyses are not readily susceptible to summary description. Accordingly,

Salomon Smith Barney believes that its analyses must be considered as a whole and that selecting portions of its analyses and certain factors, without considering all analyses and all factors, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

     In its analyses, Salomon Smith Barney considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its analyses and opinion, many of which are beyond the control of the Company. No company, transaction or business considered in those analyses as a comparison is identical to the Company or the proposed Offer, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

     The estimates contained in Salomon Smith Barney's analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Salomon Smith Barney's analyses and estimates are inherently subject to substantial uncertainty.

     Salomon Smith Barney's opinion was among many factors considered by the Special Committee in its evaluation of the Offer and should not be viewed as determinative of the views of the Special Committee or management of the Company with respect to the Offer Price or the Offer.

     The following is a summary of the material financial analyses conducted by Salomon Smith Barney.

  COMPARABLE COMPANIES ANALYSIS

     Using publicly available information, Salomon Smith Barney analyzed the financial performance of the following publicly traded companies engaged in businesses which Salomon Smith Barney deemed to be comparable to either the base (or laser) business or the telecom business of the Company:

  COMPANIES COMPARABLE TO THE COMPANY'S BASE BUSINESS

     Coherent, Inc.
     Electro Scientific Industries, Inc.
     Excel Technology, Inc.
     GSI Lumonics Inc.
     Lumenis Ltd.
     Rofin-Sinar Technologies Inc.

  COMPANIES COMPARABLE TO THE COMPANY'S TELECOM BUSINESS

     Avanex Corporation
     Bookham Technology plc
     Highwave Optical Technologies
     Luminent, Inc.
     New Focus, Inc.
     Oplink Communications Inc.
     Optical Communication Products, Inc.
     Stratos Lightwave, Inc.

     In deriving a valuation for the Company based on publicly traded comparable companies, Salomon Smith Barney derived trading multiples for each comparable company in both of the Company's business segments. Such multiples were calculated, where possible, by dividing each comparable company's firm value (calculated as such company's equity value plus straight debt, minority interest, straight preferred stock, all out-of-the-money convertibles, less investments in unconsolidated affiliates and cash) by such company's estimated 2001 and 2002 revenues, 2001 and 2002 EBIT; and 2001 and 2002 EBITDA, where such estimates were available. Salomon Smith Barney applied ranges of valuation multiples based on the trading multiples described above to certain corresponding financial data of the Company based on the Case I and Case II projections as Salomon Smith Barney deemed relevant and appropriate. Estimated financial data for the comparable companies were based on public filings and research analysts' estimates. All multiples were based on closing stock prices as of November 26, 2001 and historical and forecasted financial data for the years 2001 and 2002. This analysis implied an equity value reference range for the Company of approximately $13.32 to $16.60 per Share based on the Case I projections, and $12.31 to $15.37 per Share based on the Case II projections.

  PREMIUMS ANALYSIS

     Salomon Smith Barney reviewed the premiums paid in selected minority squeeze-out transactions. Salomon Smith Barney reviewed the purchase prices paid in the selected transactions relative to the target company's closing stock prices one trading day and four weeks prior to public announcement of such selected transactions. Salomon Smith Barney then derived a range of premiums from the selected transactions and applied those premiums to the closing prices of the Company's common stock one trading day and four weeks prior to August 21, 2001. This analysis implied an equity value reference range for the Company of approximately $15.20 to $26.13 per Share.

  DISCOUNTED CASH FLOW ANALYSES

     Salomon Smith Barney performed discounted cash flow analyses. For both Case I and Case II, terminal values were based on 2005 EBIT multiples of 14x to 16x for the base business, and 2005 revenue multiples of 1.2x to 3.2x for the telecom business. Discount rates ranged from 11.5% to 14.5% for the base business, and, for the telecom business, from 40% to 50% for 2002 and 2003 and from 18% to 22% for 2004 and 2005. Based on the sum of the implied values for the business segments, Salomon Smith Barney derived an equity value reference range for the Company of $54.03 to $66.97 per Share for Case I and $13.01 to $15.28 per Share for Case II.

     In performing its analyses, Salomon Smith Barney also reviewed and considered other factors, including: historical trading prices and trading volumes for the Company's common stock for the period from November 26, 2000 through November 26, 2001; publicly available research relating to the industries in which the Company operates; the ownership profile and public float of the Company; the financial performance of selected companies in the telecommunications and laser industries; and the relationship between movements in the Company's common stock, movements in the common stock of selected companies in the telecommunications and laser industries, and in the NASDAQ and S&P composite indices for the period November 26, 2000 through November 26, 2001.

     In the ordinary course of business, Salomon Smith Barney and its affiliates, including Citigroup Inc. and its affiliates, may actively trade or hold the securities of the Company for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in those securities. Salomon Smith Barney and its affiliates in the past have provided services to Thermo Electron unrelated to the Offer, for which services Salomon Smith Barney and its affiliates have received compensation. In addition, Salomon Smith Barney and its affiliates, including Citigroup Inc. and its affiliates, may maintain relationships with the Company, Thermo Electron and their respective affiliates.

     Salomon Smith Barney is an internationally recognized investment banking firm and was selected by the Special Committee based on its reputation within the financial community and its experience, expertise and familiarity with companies in the laser and telecommunications industries. Salomon Smith Barney regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     The Special Committee entered into a letter agreement with Salomon Smith Barney (the "Engagement Letter"), pursuant to which the Special Committee engaged Salomon Smith Barney to act as its financial advisor in connection with the Offer. Subject to the terms and conditions of the Engagement Letter, Salomon Smith Barney agreed to act as a financial advisor to the Special Committee and, if requested, render an opinion to the Special Committee with regard to the fairness of the Offer Price, from a financial point of view, to the Public Stockholders. In connection with the Engagement Letter, the Company agreed to pay Salomon Smith Barney a fee of $600,000. The Company also agreed to pay Salomon Smith Barney an additional fee based upon a percentage of the transaction value received by the Public Stockholders over $17.50 per Share. In addition, the Company has agreed to reimburse Salomon Smith Barney up to $50,000 for its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Salomon Smith Barney against certain liabilities incurred in connection with its engagement, including liabilities under federal securities laws.

     The Special Committee also retained WSGR to act as the legal advisor to the Special Committee in connection with the Offer.

     Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to holders of Shares on the Company's behalf concerning the Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     During the past 60 days no transaction in the Shares has been effected by the Company, or to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person.

     (b) Except as set forth in Items 3 and 4 above, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization, indebtedness or dividend rate or policy of the Company.

     (c) Except as set forth in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the events referred to in paragraphs (a) and (b) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION.

     The information contained in the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9.  EXHIBITS.

                                 EXHIBIT INDEX

Exhibit (a)(1)  Offer to Purchase by the Purchaser filed with the Commission on November 16, 2001 (incorporated herein by reference to Exhibit 12(a)(1) to the Purchaser's Schedule TO filed with the Commission on November 16, 2001)
Exhibit (a)(2)  Letter of Transmittal (incorporated herein by reference to
                Exhibit 12(a)(2) to the Purchaser's Schedule TO filed with the Commission on November 16, 2001)
Exhibit (a)(3)  Letter to Stockholders dated November 30, 2001*
Exhibit (a)(4)  Press release issued by the Company on August 22, 2001
                (incorporated herein by reference to the Company's Schedule
                14D-9C filed with the Commission on August 22, 2001)
Exhibit (a)(5)  Press release issued by Thermo Electron on September 26,
                2001 (incorporated herein by reference to the Purchaser's
                Schedule TO filed with the Commission on September 26, 2001)
Exhibit (a)(6)  Press release issued by Thermo Electron on November 6, 2001
                (incorporated herein by reference to the Purchaser's
                Schedule TO filed with the Commission on November 6, 2001)
Exhibit (a)(7)  Press release issued by Thermo Electron on November 16, 2001
                (incorporated herein by reference to Exhibit 12(a)(11) to the Purchaser's Schedule TO filed with the Commission on November 16, 2001)
Exhibit (a)(8)  Press release issued by the Company on November 16, 2001
Exhibit (a)(9)  Press release issued by the Company on November 30, 2001
Exhibit (c)(1)  Opinion of Salomon Smith Barney (included as Schedule II to this Schedule 14D-9)*
Exhibit (e)(1)  The Company's 2001 Proxy Statement (incorporated herein by reference as filed with the Commission on April 11, 2001)
Exhibit (e)(2)  Employment Agreement with Patrick Edsell, dated January 1,
                1998 (incorporated by reference to Exhibit 10.10 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998) (No. 000-23461)
Exhibit (e)(3)  Form of Indemnification Agreement between Thermo Electron and certain directors of the Company (incorporated herein by reference to Exhibit 10.1 to Thermo Electron's Registration
                Statement on Form S-4 (No. 333-90661))

---------------
* Included in materials being distributed by the Company to stockholders of the Company.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          By:   /s/ THOMAS F. RYAN, JR.
                                          --------------------------------------
                                          Name: Thomas F. Ryan, Jr.
                                          Title:  Director and Chairman of the
                                                  Special Committee of the Board
                                                  of Directors of Spectra-
                                                  Physics, Inc.

Dated: November 30, 2001

                                   SCHEDULE I

                  SECURITY OWNERSHIP BY OFFICERS AND DIRECTORS

     The following table sets forth, as of November 16, 2001, certain information regarding the beneficial ownership of (i) Common Stock of the Company, and (ii) common stock of Thermo Electron, including shares of common stock as to which a right to acquire ownership within 60 days of November 16, 2001 exists, of the Company's officers and directors individually and of all the directors and officers of the Company as a group.

     While certain directors of the Company are also directors and executive officers of Thermo Electron and its subsidiaries other than the Company, all such persons disclaim beneficial ownership of the shares of Common Stock beneficially owned by Thermo Electron.

                                                                                                 THERMO
                                       TITLE OF                                                 ELECTRON
NAME OF BENEFICIAL OWNER(1)        BENEFICIAL OWNER        SPECTRA-PHYSICS, INC.   PERCENT   CORPORATION(2)
---------------------------   ---------------------------  ---------------------   -------   --------------
Patrick L. Edsell(3)........  Chairman, President and             320,266            1.9%         12,356
                              Chief Executive Officer
Leif A. Alexandersson(4)....  Senior Vice President,              105,800              *           4,941
                              Distribution Unit
George M. Balogh(5).........  Senior Vice President,              116,563              *               0
                              Passive Telecommunications
                              Group
Charles E. Chandler(6)......  Senior Vice President,              110,739              *               0
                              Active Telecommunications
                              Group
Shinan S. Sheng(7)..........  Senior Vice President,              103,757              *           2,496
                              Laser Group
Seth S. Halio(8)............  Vice President, Finance              50,029              *               0
Ken E. Johnson(9)...........  Vice President,                      78,353              *           4,250
                              Human Resources
Marijn E. Dekkers(10).......  Director                              5,000              *         403,377
Denis A. Helm(11)...........  Director                             10,312              *         380,423
Lawrence C. Karlson(12).....  Director                             45,780              *           4,250
Earl R. Lewis(13)...........  Director                             10,312              *         112,675
Thomas F. Ryan, Jr..........  Director                                  0            0.0%              0
Polyvios C. Vintiadis(14)...  Director                             11,250              *               0
All directors, nominees for
  director and executive
  officers as a group (12
  persons)..................                                      968,161            5.7%        920,518

---------------
  *  Less than 1%

 (1) Aggregate number of shares beneficially owned of the Company based on information furnished to the Company by the respective stockholders. Except as reflected in the footnotes to this table, shares of the common stock beneficially owned consist of shares owned by the indicated person or by that person for the benefit of minor children, and all share ownership includes sole voting and investment power. Unless otherwise indicated, the address of each beneficial owner is Spectra-Physics, Inc., 1335 Terra Bella Avenue, Mountain View, CA 94043.

 (2) No director or officer of the Company beneficially owned more than 1% of the outstanding common stock of Thermo Electron as of November 16, 2001; all directors and officers of the Company as a group beneficially owned less than 1% of the outstanding common stock of Thermo Electron as of such date.

 (3) Includes options to purchase 305,116 shares of the Company and 12,356 shares of Thermo Electron exercisable within 60 days of November 16, 2001.

 (4) Includes options to purchase 100,263 shares of the Company and 4,941 shares of Thermo Electron exercisable within 60 days of November 16, 2001.

 (5) Includes options to purchase 115,263 shares of the Company exercisable within 60 days of November 16, 2001.

 (6) Includes options to purchase 110,263 shares of the Company exercisable within 60 days of November 16, 2001.

 (7) Includes options to purchase 100,263 shares of the Company and 2,496 shares of Thermo Electron exercisable within 60 days of November 16, 2001.

 (8) Includes options to purchase 49,662 shares of the Company exercisable within 60 days of November 16, 2001.

 (9) Includes options to purchase 4,250 shares of the Company exercisable within 60 days of November 16, 2001.

(10) Includes options to purchase 5,000 shares of the Company and 348,887 shares of Thermo Electron exercisable within 60 days of November 16, 2001.

(11) Includes options to purchase 10,312 shares of the Company and 269,395 shares of Thermo Electron exercisable within 60 days of November 16, 2001.

(12) Includes options to purchase 20,000 shares of the Company exercisable within 60 days of November 16, 2001.

(13) Includes options to purchase 10,312 shares of the Company and 105,789 shares of Thermo Electron exercisable within 60 days of November 16, 2001.

(14) Includes options to purchase 11,250 shares of the Company exercisable within 60 days of November 16, 2001.

                                  SCHEDULE II

November 30, 2001

The Special Committee of the Board of Directors
Spectra-Physics, Inc.
1335 Terra Bella Avenue
Mountain View, CA 94043

Members of the Special Committee:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Spectra-Physics, Inc. ("SPI") of the Cash Consideration (defined below) to be received by such holders pursuant to the terms and subject to the conditions set forth in the Offer to Purchase, dated as of November 16, 2001 (the "Offer to Purchase"). As more fully described in the Offer to Purchase, (i) Spectra-Physics Acquisition, Inc., a wholly owned subsidiary of Thermo Electron Corporation ("Thermo Electron"), has commenced a tender offer (the "Tender Offer") to purchase all outstanding shares of the common stock, par value $0.01 per share, of SPI (the "SPI Common Stock") not held by Thermo Electron or its affiliates at a purchase price of $17.50 per share, net to the seller in cash (the "Cash Consideration") and (ii) subsequent to the Tender Offer, Spectra-Physics Acquisition, Inc. will be merged with and into SPI (the "Merger", and, together with the Tender Offer, the "Transaction") and each outstanding share of SPI Common Stock not previously tendered or held by Thermo Electron or its affiliates will be converted into the right to receive the Cash Consideration.

In arriving at our opinion, we reviewed the Offer to Purchase and held discussions with certain senior officers, directors, stockholders and other representatives of SPI and certain advisors of Thermo Electron concerning the business, operations and prospects of SPI. We examined certain publicly available business and financial information relating to SPI, as well as certain financial forecasts and other information and data concerning SPI, which were provided to or otherwise discussed with us by the management of SPI. We reviewed the financial terms of the Tender Offer as set forth in the Offer to Purchase in relation to, among other things: current and historical market prices and trading volumes of SPI Common Stock; the historical and projected financial performance of SPI; and the capitalization and financial condition of SPI. We considered, to the extent publicly available, the financial terms of other going private transactions recently effected that we considered relevant in evaluating the Transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of SPI. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the management of SPI that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of SPI as to the future financial performance of SPI. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of SPI nor have we made any physical inspection of the properties or assets of SPI. We were not requested to consider, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business strategies that might exist for SPI or the effect of any other transaction in which SPI might engage. We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of SPI, nor were we requested to, and we did not, participate in the structuring of the Transaction. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

The Special Committee of the Board of Directors
Spectra-Physics, Inc.
November 30, 2001
Page  2

Salomon Smith Barney Inc. has acted as financial advisor to the Special Committee of the Board of Directors of SPI in connection with the proposed Transaction and will receive a fee for such services, a portion of which is based on any consideration per share paid in the Transaction exceeding the Cash Consideration. We will also receive a portion of the fee upon the delivery of this opinion. In the past, we have provided investment banking services to Thermo Electron unrelated to the proposed Transaction, for which services we received compensation. In the ordinary course of our business, we and our affiliates (including Citigroup Inc. and its affiliates) may actively trade or hold the securities of SPI and Thermo Electron for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with SPI, Thermo Electron and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Special Committee of the Board of Directors of SPI in its evaluation of the proposed Transaction, and our opinion is not intended to be, and does not constitute, a recommendation to any holder of SPI Common Stock as to whether such holder should tender shares of the Company in the Tender Offer or how such holder should vote on any matters relating to the proposed Transaction.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Cash Consideration is fair, from a financial point of view, to the holders of SPI Common Stock (other than Thermo Electron and its affiliates).

Very truly yours,

/s/ SALOMON SMITH BARNEY INC.

SALOMON SMITH BARNEY INC.

                                       II-2